FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Number and Exercise Price of Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 1, 2007	By:	/s/ TOSHIO HIROTA
Toshio Hirota
Executive Managing Director

Nomura Finalizes Number and Exercise Price of Stock Options (Stock Acquisition Rights)

Tokyo, August 1, 2007—Nomura Holdings, Inc. (the “Company”) today announced that the Company has finalized the number and the exercise price of stock acquisition rights to be issued as stock options based on the resolution of its Group Executive Management Committee* held on July 12, 2007, as outlined below.

*	The Group Executive Management Committee consists of a number of representative executive officers and, via Board of Directors resolutions, decides important business matters including the issuance of stock acquisition rights.

		Stock Acquisition Rights No. 15	Stock Acquisition Rights No. 16	Stock Acquisition Rights No. 17

1.	Total Number of Stock Acquisition Rights to be Issued	1,130	19,030	26,585

2.	Grantees	Total of 23 executives and employees of the Company	Total of 586 executives and employees of the Company’s subsidiaries	Total of 123 executives and employees of the Company’s subsidiaries

3.	Shares of Common Stock Under Stock Acquisition Rights	113,000 shares	1,903,000 shares	2,658,500 shares

4.	Value of Assets Financed upon the Exercise of the Stock Acquisition Rights

238,200 yen per Stock Acquisition Right

2,382 yen per share

(Equal to the product of (i) the average price of the daily closing prices (excluding dates on which no trade is made) of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the month of July 2007 and (ii) 1.05 (any fraction of less than one (1) yen resulting from the calculation shall be rounded up to the nearest yen))

100 yen per Stock Acquisition Right One (1) yen per share

5.	Total Value of Common Stock to be Granted (issue of new stocks or transfer of treasury stocks) Upon Exercise of Stock Acquisition Rights (issue of new shares or transfer of treasury shares)	269,166,000 yen	4,532,946,000 yen	2,658,500 yen

Reference Dates

1.	Resolution by Board of Directors for submission of the proposal to Ordinary General Meeting of Shareholders was made on May 15, 2007.

2.	Resolution of the Ordinary General Meeting of Shareholders was made on June 27, 2007

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com .